

April 23, 2012

Via E-mail
Julianna S. Ingersoll
Chief Financial Officer
RREEF America Property Income Trust, Inc.
345 Park Avenue, 24th Floor
New York, NY 10154

Re: RREEF America Property Income Trust, Inc.
      Registration Statement on Form S-11
      Filed March 26, 2012
      File No. 333-180356

Dear Ms. Ingersoll:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you and your subsidiaries intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries' investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

4. We note your disclosure regarding your proposed share redemption plan. Please note that we will refer this matter to the Office of Mergers and Acquisitions for potential Rule 13e-3 issues. We may have further comments.

5. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

6. Please provide us with a draft of your monthly pricing supplement and, to the extent you plan to provide a detailed breakdown of the NAV estimate on a quarterly instead of monthly basis, provide us with a draft of the quarterly NAV disclosure. Please note that we may have further comments.

7. We note that you intend to update the pricing disclosure via a supplement each month. Please revise to clarify, if accurate, that you will also update the pricing disclosure via a supplement to the extent the price changes more than 5% since the last monthly supplement.

8. We note that you are registering $2,250,000,000 worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Please refer to Rule 415(a)(2).

9. Please advise us whether the independent valuation advisor will be an "expert" for purposes of Section 7 of the Securities Act with respect to the disclosure of the value of your property assets that will be disclosed in the future once you have acquired property assets. If not, please provide an analysis and please remove the reference to the valuation advisor as an expert on page 170. In addition, please advise us whether the fund accountant will be an "expert."

How to Subscribe, page i

10.   Please revise to clarify whether a potential investor may revoke his or her subscription during the referenced ten-day period. In addition, please clarify here or elsewhere in the prospectus whether the purchase price is established based on the subscription submission date or the submission acceptance date.

Questions and Answers About this Offering, page 2

Q: How will your NAV per share be calculated, page 6

11.   Please tell us how you determined it is appropriate to recognize organization and offering costs incurred prior to the commencement of this offering as expenses at the time you reimburse your advisor for these costs (i.e., ratably over the 60 months following the first anniversary of the commencement of this offering) and cite the authoritative literature upon which you relied. Please address organization expenses and offering expenses separately in your response, and reconcile the disclosure on page 6 with the disclosure on page F-6 of your financial statements.

Q: Will I be charged selling commissions, page 8

12.   Please revise to reference the dealer manager and distribution fees.

Prospectus Summary, page 11

13.   Please revise the summary to note the target investment allocations disclosed on page 58.

14.   We note you indicate on page 11 that you were formed to invest in commercial real estate located throughout the United States. We note your risk factor disclosure on page 43 which indicates that you expect to purchase real estate investments located outside the United States. Please revise your Summary section to clarify.

Competitive Advantages, page 15

15.   We note that this section appears to be verbatim to the Competitive Advantages section on page 55-57. Please note that the Summary section should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Please refer to Item 503(a) of Regulation S-K and revise accordingly.

Management, page 67

16.   Please revise this section to briefly describe the duties of your executive officers and what these officers will do for you on a day-to-day basis in these capacities.

Multi-Asset Investment Committee, page 74

17.   We note the biographical information provided on pages 74-79 for each committee
        member. Please ensure that you provide the month and year each individual's
        employment started and ended with each entity referenced. If an individual assumed a
        different position during their tenure with a particular entity, please provide this date as
        well. In addition, please revise to include the principal business of any corporation or
        organization in which such occupations and employment were carried on. Please refer to
        Item 401(c) of Regulation S-K or tell us why you believe this disclosure is not required.

Conflicts of Interest, page 90

18.   Please revise your disclosure to specifically identify all affiliated programs and entities
        that directly compete with you and briefly explain how theses affiliated programs and
        entities compete with you.

Allocation of Time of Our Advisor's Key Personnel, page 91

19.   We note that your officers and non-independent directors also are employees of your
        advisor and certain of its affiliates. Please revise your disclosure to identify the affiliates
        and clarify whether these affiliates compete directly with you for investors and/or
        investment opportunities.

Allocation of Investment Opportunities, page 94

20.   We note you indicate that your advisor will present an investment opportunity to the
        program which it advises or manages that has the highest priority position on the rotation
        priority list. Please revise your disclosure to identify all of the programs on the rotation
        priority list.

Prior Performance, page 95

21.   Please update your prior performance disclosure, including the tables.

Appendix A: Prior Performance Tables, page A-1
General

22.   Please revise your introduction to the Tables to include a discussion of the factors
        considered in determining which previous programs had "similar investment objectives"
        to yours.

Table I. Experience in Raising and Investing Funds, page A-2

23.   Please explain your basis for limiting leverage to property-level debt, as noted in footnote (4).

Table II. Compensation to Sponsor, page A-3

24.   Please Table II to clarify what the "Amount Paid to Sponsor From Operations: Other" was for.

25.   Please revise as applicable to include in another separate column aggregate payments to the sponsor in the most recent three years from all other programs and indicate the number of programs involved.

Table III. Operating Results of Prior Programs, page A-4

26.   Please confirm to us that "cash flow from financing activities" does not already include new equity contributions.

27.   Please revise to provide the "Tax and Distribution Data Per $1000 Invested" on the basis of per $1000 invested.

28.   We note that the Global Opportunity Fund II had revenues of ($93.5) million in 2010. Please explain why the program had negative revenue. Also, we note that the unrealized appreciation/depreciation line item in the table represents market value changes on investments and foreign exchange contracts. Please clarify the nature of these investments.

Exhibit Index

29.   We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible.

30.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Rosemarie A. Thurston
        Alston & Bird LLP
        Via E-mail